UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2005

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement.

On May 4, 2005, The Dixie Group, Inc. (the "Company") and Royce R. Renfroe (the "Employee"), President of Fabrica International, Inc. and Vice President of the Company, entered into a Severance Agreement and Release (the "Agreement"), effective May 12, 2005, terminating Employee's employment with the Company and providing for severance payments as set forth below.

Pursuant to the Agreement, the Employee shall receive an amount equal to twelve months' salary from the Company and the Company shall accelerate the vesting of stock options granted to the Employee on June 30, 2000.

Item 9.01   Financial Statements and Exhibits.

(c)   The following exhibits are filed as a part of this Report:

Exhibit No.	Description
10.1	Severance Agreement and Release Between Fabrica International and Royce Renfroe effective as of May 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2005   **THE DIXIE GROUP, INC.**

                                                         By: /s/ Gary A. Harmon
                                                         Gary A. Harmon
                                                         Chief Financial Officer